August 29, 2025

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Artificial Intelligence Technology Solutions, Inc.
Request to Withdraw Post-Effective Amendment No. 1 to Registration Statement on Form S-1
(File Number 333-288173)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Artificial Intelligence Technology Solutions, Inc., a Nevada corporation (the “Company”), hereby respectfully requests immediate withdrawal of its Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-288173) filed with the Securities and Exchange Commission (the “Commission”) on August 20, 2025, together with all exhibits thereto (the “Post-Effective Amendment”), with such request to be approved effective as of the date hereof or the earliest practicable date hereafter. Please note that this request does not withdraw the Company’s original S-1 Registration Statement filed on filed on June 18, 2025, which the SEC declared effective on June 25, 2025 (File Number 333-288173).

The Post-Effective Amendment was filed with the Commission primarily for the purpose of registering the resale of additional shares of the Company’s common stock by the selling stockholder identified in the Post-Effective Amendment. The Company requests the withdrawal of the Post-Effective Amendment because, following discussion with the Staff of the Commission, it was determined that, pursuant to Rule 413 under the Securities Act, where a registration statement is already in effect, the registration of additional securities may only be effected through a separate registration statement relating to the additional securities. The Company confirms that no securities have been sold pursuant to the Post-Effective Amendment.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please contact Frederick M. Lehrer of Frederick M. Lehrer, P. A. at (561) 706-7646.

Sincerely,

/s/ Steven Reinharz
Name:	Steven Reinharz
Title:	Chief Executive Officer